                                  T REIT, INC.

                   Supplement No. 3, dated November 29, 2000
                   to the Prospectus, dated February 22, 2000

   This Supplement No. 3 supplements, modifies and supersedes some of the information contained in our prospectus, dated February 22, 2000, and supersedes the information in Supplement No. 2 dated November 3, 2000, and you should read it in conjunction with the prospectus. References in this Supplement No. 3 to "the prospectus" mean the prospectus of T REIT, Inc., dated February 22, 2000. Unless we define a term in this Supplement No. 3, you should rely on the prospectus for the meaning of any defined terms. References in this Supplement No. 3 to "us," "we," or "our company" mean T REIT, Inc. and T REIT L.P., our operating partnership, unless the context other requires.

                             STATUS OF OUR OFFERING

General

   On May 17, 2000, we commenced our offering of a maximum of 10 million shares and a minimum of 100,000 shares of our common stock at an offering price of $10.00 per share to the residents of the states listed in the prospectus and in Supplement Nos. 1 and 2. We commenced operations on June 29, 2000, upon the acceptance of subscriptions for the minimum offering amount of $1,000,000 and the escrow of subscriptions (other than funds received from Pennsylvania investors) terminated. Our offering will terminate on the earlier of February 22, 2002, or the date on which we have sold the maximum offering.

   As of November 17, 2000, we had sold 573,590 shares, including 22,090 shares issued to our advisor, Triple Net Properties, LLC, and 1,229 shares issued to current shareholders under our dividend reinvestment program, resulting in gross proceeds of $5,709,265 (excluding funds from Pennsylvania investors). After the acquisition of Seguin Corners and the Plaza del Rey shopping centers described in this Supplement No. 3 and payment of selling commissions and marketing support and due diligence reimbursement fees, we had approximately $3,007,443 to invest in properties as of November 17, 2000.

Subsequent State Registrations

   After the date of the prospectus, we registered the offering in Mississippi and are in the process of registering in Idaho and New Mexico.

Fees and Expenses Paid in Connection with Our Offering

 Selling Commissions

   NNN Capital Corp., the dealer manager, will receive 8% of the gross proceeds of this offering, or $0.80 for each share sold, and may reallow a portion of the selling commissions to broker-dealers participating in this offering. The dealer manager will not receive any selling commissions for shares sold under our dividend reinvestment program. As of November 17, 2000, we had incurred $436,439 in selling commissions due to the dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

   The prospectus also provides that the dealer manager will receive one warrant for every 40 shares of common stock sold in this offering in states other than Arizona, Missouri, Ohio or Tennessee, and may reallow a portion of the warrants to broker-dealers participating in this offering. The dealer manager will not receive any warrants for shares sold under our dividend reinvestment plan. Each warrant entitles the holder to purchase one share of our common stock at a price of $12.00. As of November 17, 2000, there were 3,964.5 warrants outstanding.

Marketing Support and Due Diligence Reimbursement Fee

   We will pay the dealer manager an amount up to 1.5% of the gross proceeds of this offering, or up to $0.15 for each share sold, to pay expenses associated with marketing fees, wholesaling fees, expense reimbursements, bonuses and incentive compensation and volume discounts and generally to reimburse the dealer manager for due diligence expenses. We will not require the dealer manager to account for spending of amounts comprising this fee. The dealer manager may reallow a portion of this fee to broker-dealers participating in this offering. As of November 17, 2000, we had incurred $81,832 in marketing support and due diligence reimbursement fees to the dealer manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

   Our advisor may advance, and we will reimburse it for, organization and offering expenses incurred on our behalf in connection with this offering, including legal and accounting fees, filing fees, printing costs and selling expenses. As of November 17, 2000, we had incurred $142,731.63 in other organizational and offering expenses.

Plaza del Rey Shopping Center--Guadalupe County, Seguin, Texas

   On November 17, 2000, TREIT--PDR, LLC, a Virginia limited liability company, whose sole member is T REIT L.P., a Virginia limited partnership, whose general partner is T REIT, Inc. purchased the Plaza del Ray Shopping Center and simultaneously transferred an aggregate 83.5% undivided tenant in common interest in the property to 2 other tenants in common, one of which is Lake Air Mall--PDR, LLC, a Virginia limited liability company, whose sole member is NNN Lake Air Mall, L.P., an affiliate of our advisor who purchased a 19% undivided interest in the property. TREIT--PDR, LLC retained a 16.5% undivided tenant in common interest in the property. The property was purchased from CMF Capital Company L.L.C., a Delaware limited liability company under an Agreement for Purchase and Sale Agreement dated November 6, 2000. The seller was not an affiliate of our company or our advisor. We paid a total of $833,250 for our 16.5% undivided interest in the shopping center. The total purchase price for the shopping center for all tenants in common was $5,050,000. In addition, we paid approximately $3,396.55 for our share of the acquisition expenses such as attorneys' fees, recording fees and other closing costs. The total acquisition expenses for all of the tenants in common was $20,585.16, which represents $.16 per square foot of leasable space.

   In connection with the purchase of Plaza del Rey, Fair Oak, LLC, an entity affiliated with GE Capital Realty Group, Inc., provided a short-term acquisition loan in the amount of $3,995,000. The promissory note evidencing the loan provides for monthly interest only payments commencing January 1, 2001, at a rate of 3.5% over the GECC Composite Commercial Paper Rate, currently 6.47%. The note is due and payable in December, 2001 and is prepayable without penalty in whole or in part upon 10 days prior written notice. The note is secured by a first mortgage on the property. There are no loan fees or similar costs attached with the loan. The loan may not be assumed by any future purchaser.

   Under the terms of the note, the GECC Composite Commercial Paper Rate is the average interest expense on the principal amount of the GECC Composite Commercial Paper outstanding for General Electric Capital Corporation's full fiscal month preceding the interest billing month. Fair Oaks will determine the GECC Composite Commercial Paper Rate and evidence the rate by a certificate issued by an authorized employee of Fair Oak.

   GECC Composite Commercial Paper is General Electric Capital Corporation's outstanding commercial paper for terms of 12 months or less from sources within the United States but excluding the current portion of General Electric Capital Corporation's long term debt and its borrowings and interest expense. Average interest expense is the percentage obtained by dividing the interest expense on the GECC Composite Commercial Paper for the current fiscal month by the average daily principal amount of GECC Composite Commercial Paper outstanding during that fiscal month divided by the actual number of days in the fiscal month and multiplied by the actual number of days in the calendar year.

   Plaza del Rey Shopping Center is a 126,322 square foot shopping center, in Guadalupe County, City of Seguin, Texas, which is a suburb of San Antonio. As of November 17, 2000, Plaza del Rey Shopping Center was approximately 75% occupied, with numerous national tenants, including Subway, Goodwill, Heilig-Meyers Furniture, Dollar General, Blockbuster Video, Merle Norman Cosmetics, Kentucky Fried Chicken and Popeye's Chicken, as well as various local tenants.

   All of the leases will expire during the next several years, with over 25% of the leases expiring in 2007. The anchor tenants include Goodwill, Heilig-Meyers Furniture and Dollar General. Goodwill leases 11,038 square feet and their lease expires in June, 2009, Heilig-Meyers Furniture leases 23,408 square feet and their lease expires in May, 2007 and Dollar General leases 10,000 square feet and their lease expires in September, 2002.

   Plaza del Rey Shopping Center was built in 1975 and consists of one linear shaped strip center building and three out-parcel buildings on 14.454 acres, including one available pad site. The property has approximately 125,722 net rentable square feet, which will increase to 126,322 net rentable square feet once the Popeye's expansion is complete. The property has approximately 1,000 parking stalls, including 14 that are designated for handicap use. The property is located at 130 State Highway 123 Bypass at the southwest corner of Court Street (U.S. Highway 90) and State Highway 123 in Seguin, Texas.

   The purchase of the property was unanimously approved by our board of directors, including our independent directors.

   The property has 29 tenant spaces and is anchored by Heilig-Meyers Furniture, which is the only tenant occupying more than 18% of the total rentable square footage. Only 8 of the tenants are national tenants. As of November 17, 2000, the shopping center was approximately 75% occupied with 8 vacant spaces.

   A total of 94,518 square feet was leased to 21 tenants at this property as of November 17, 2000. The following table provides certain information with respect to the leases at this property with these tenants.

                                                                                Changes to
                           Rentable                   Current Base  Rent per     Rent per
 Lessee                   Square Feet   Lease Ends    Annual Rent  Square Foot Square Foot
 ------                   ----------- --------------- ------------ ----------- ------------
AMCO Auto Insurance.....     1,400       August, 2005   $14,259      $10.19     9/03-$11.20
                                                                                9/04-$12.22
Blockbuster Video.......     6,500    September, 2005   $84,565      $13.01        N/A
Clark D. Colville.......     1,657       August, 2001   $21,541      $13.00        N/A
Dean Zincone, MD........     2,400     February, 2001   $20,160      $ 8.40        N/A
Dollar General..........    10,000    September, 2004   $30,000      $ 3.00        N/A
Edward D. Jones &
 Company................       900      October, 2005   $12,000      $13.33    11/01-$14.67
                                                                               11/02-$16.00
Goodwill Industries.....    11,038         July, 2009   $44,152      $ 4.00     2/01-$ 6.00
Heilig Meyers
 Furniture..............    23,408          May, 2007   $55,945      $ 2.39     5/02-$ 2.63
Hills Jewelers..........     1,830      October, 2005   $12,810      $ 7.00    11/01-$ 8.00
                                                                               11/02-$ 9.00
                                                                               11/03-$10.00
                                                                               11/04-$11.00
Kentucky Fried Chicken..     2,400          May, 2003   $36,000      $15.00        N/A
Merle Norman Cosmetics..       600       August, 2004   $ 5,400      $ 9.00    11/02-$10.00
Mr. Gatti's Pizza.......     5,651       August, 2004   $45,736      $ 8.09     8/01-$ 8.60
                                                                                8/03-$ 9.11
Popeyes Chicken.........     3,000      October, 2020   $58,320      $19.44    11/05-$21.84
                                                                               11/10-$22.08
                                                                               11/15-$26.50
Postal Plus.............     1,773       August, 2003   $15,957      $ 9.00     9/01-$10.00
Professional Therapy....     1,293         July, 2001   $14,262      $11.03        N/A
Rent-Buy................     6,200        April, 2004   $32,874      $ 5.30     5/01-$ 5.56
                                                                                5/03-$ 5.84
Seguin Fitness..........     8,645         June, 2001   $51,870      $ 6.00        N/A
Seguin Gift & Gourmet...     1,400       August, 2002   $15,120      $10.80     9/01-$13.44
Seguin Nail Salon.......     1,190      October, 2003   $10,710      $ 9.00    11/02-$10.00
Subway..................     1,520         July, 2005   $15,808      $10.40     8/02-$11.37
Valerie's Hair Gallery..     1,621    September, 2005   $16,956      $10.46    11/02-$11.47
                                                                               11/03-$12.47

   The following table provides certain information with respect to lease expirations over the next 10 years at this shopping center.

                                     Rentable                     Percent of Total Building       Percent of
                          Number of Sq. Ft. of    Base Annual         Rentable Sq. Ft.      Gross Annual Base Rent
                           Leases    Expiring       Rent of            Represented by           Represented by
Year Ending December 31,  Expiring    Leases   Expiring Leases(1)    Expiring Leases (%)    Expiring Leases (%)(1)
------------------------  --------- ---------- ------------------ ------------------------- ----------------------
2001....................       4       3,995        $107,833                11.08%                  19.78%
2002....................       1       1,400        $ 15,120                 1.11%                   2.77%
2003....................       3       5,363        $ 62,667                 4.24%                  11.50%
2004....................       3      21,851        $108,610                17.29%                  19.93%
2005....................       7      14,371        $161,798                11.37%                  27.66%
2006....................       0           0        $   0.00                    0%                      0%
2007....................       1      23,408        $ 55,945                18.53%                  10.26%
2008....................       0           0        $   0.00                    0%                      0%
2009....................       1      11,038        $ 44,152                 8.74%                   8.10%
2010....................       0           0        $   0.00                    0%                      0%

--------
(1) These amounts are based on the respective property's current base annual rent, which may increase under the terms of the lease applicable to the respective property.

   The following table provides certain information with respect to year end average rents and occupancy for the past five years:

                         December December December December November 5-Year
                           1996     1997     1998     1999     2000   Average
                         -------- -------- -------- -------- -------- -------
Average In-Place
 Rent/SF................  $7.18    $7.23    $7.61    $7.77    $8.51    $7.66
Average Occupancy.......   75.1%    75.1%    77.0%    74.6%    72.2%    74.8%

   At the time we purchased the shopping center, the pad-site currently leased by Popeye's was in the process of being enlarged. All associated costs of this remodeling project will be paid for by Popeye's. We do not anticipate making any additional significant repairs or improvements to this property over the next few years. However, if we were to make any repairs, the majority of the tenants would be obligated to pay for such improvements under the provisions of their respective leases.

   For federal income tax purposes, our depreciable basis in this property will be approximately $667,048. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements on estimated useful lives of 40 and 15 years, respectively. The real estate tax rate for the year ended December 31, 1999 was approximately 2.417% and real estate taxes on the property were approximately $79,357.51.

   We have retained Triple Net Properties Realty, Inc. to provide supervisory management services at the property. We will pay Triple Net Properties Realty, Inc. a property management fee equal to 5% of gross income from the property (currently $2,750 per month based on current gross income at the property). Under the terms of a sub-management agreement, Triple Net Properties Realty, Inc. has retained Trammell Crow Company to provide local management services, including leasing and managing the property. Triple Net Properties Realty, Inc. will pay Trammell Crow a property management fee equal to 3.5% of gross income from the property. Trammell Crow is not affiliated with our company or our advisor.

Fees Paid in Connection with the Acquisition of Plaza Del Rey

 Acquisition Expenses

   We will reimburse our advisor for costs and expenses of selecting, evaluating and acquiring properties, whether or not actually acquired, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos audits, travel and communication expenses, nonrefundable option payments on properties not acquired and other related expenses payable to our advisor and its affiliates. As November 17, 2000, we had incurred $4,166 in acquisition fees payable to our advisor.

 Property Management Fee

   We will pay Triple Net Properties Realty, Inc. a property management fee equal to 5% of the gross income from the Plaza del Rey Shopping Center. This fee will be paid monthly. As of November 17, 2000, we had not incurred any property management fees.

 Real Estate Commission

   The seller of the Plaza del Rey Shopping Center paid a real estate commission of $350,000 to Triple Net Properties Realty, Inc., which reallowed $114,000 of this amount to a non-affiliated third party.

 Compensation for Services

   We will pay our advisor or an affiliate of our advisor for other property-level services, including leasing fees, construction management fees, loan origination and servicing fees, property tax reduction fees and risk management fees. Such compensation will not exceed the amount which would be paid to unaffiliated third parties providing such services. As of November 17, 2000, we had not incurred any fees for such services.

 Reimbursable Expenses

   We will reimburse our advisor for:

  . the cost to our advisor or its affiliates of goods and services used for and by us and obtained from unaffiliated parties; and

  . administrative services related to such goods and services limited to ministerial services such as typing, record keeping, preparing and disseminating company reports, preparing and maintaining records regarding shareholders, record keeping and administration of our dividend reinvestment program, preparing and disseminating responses to shareholder inquiries and other communications with shareholders and any other record keeping required.

   As of November 17, 2000, we had not incurred any reimbursable expenses payable to our advisor.

Seguin Corners Shopping Center--Seguin, Texas

   On November 22, 2000, TREIT--Seguin, LLC, a Virginia limited liability company, whose sole member is T REIT L.P., a Virginia limited partnership, whose general partner is T REIT, Inc. purchased the Seguin Corners Shopping Center and simultaneously transferred an aggregate 74% undivided interest to 2 other tenants in common, one of which is Lake Air Mall--Seguin, LLC, a Virginia limited liability company, whose sole member is NNN Lake Air Mall, L.P., an affiliate of our advisor who purchased a 10% interest in the property. TREIT-- Seguin, LLC retained a 26% undivided tenant in common interest in the property. The property was purchased from S-SI Seguin, LP, a Texas limited partnership under an Agreement for Purchase and Sale of Real Property and Escrow Instructions dated October 6, 2000. The seller was not an affiliate of our company or our advisor. We paid a total of $637,000 for our 26% undivided interest in the shopping center. The total purchase price for the shopping center for all tenants in common was $2,450,000. In addition, we paid approximately $4,030 for our share of the acquisition expenses such as attorneys' fees, recording fees and other closing costs. The total acquisition expenses for all of the tenants in common was $15,500, which represents $0.72 per square foot of leasable space.

   In connection with the purchase of the shopping center, Bank of America, allowed a loan assumption of an existing loan in the original principal amount of $1,735,000. The note was paid down at closing to $545,000 with no exit fee. The note bears a floating interest rate priced at 215 basis points over the 30 day LIBOR rate with a loan maturity date of September 1, 2003. The current interest rate is 8.77%

   Seguin Corners Shopping Center is a 21,455 square foot neighborhood strip retail center located in Seguin, Texas, a suburb of San Antonio. As of November 17, 2000, Seguin Corners Shopping Center was 100% occupied with ten tenants. There are seven national tenants, including Dollar Tree, Bally's, Great Clips, Friedman's, Bath & Body Works, Cato and H&R Block, which lease approximately 17,150 square feet. Additionally, there are three regional tenants, including Oasis Tan, Cigarettes Cheaper and Premier Communications, which lease the remaining space.

   Six of the ten tenants signed five-year leases in 1999 and most of these leases have two five-year extensions. Two of the tenants, Friedman's Jewelers and Premier Communications have three year leases that expire in 2002. Bath and Body Works, the third largest tenant, signed a ten year lease in 1999, with two five year extensions. Cigarettes Cheaper signed a three year lease in early 2000 with three two-year extensions. The final tenant, H&R Block signed a five year lease in early 2000 with two five year extensions.

   Seguin Corners Shopping Center, which was built in 1999 for the previous owners, SI Seguin, LP, a Texas limited partnership, consists of a single one-story building, containing approximately 21,455 square feet on a 3.25 acre parcel of land. The property has 118 parking stalls, including six that are designated for handicap use. The property is located at 596 South 123 in Seguin, Texas. The shopping center is positioned directly adjacent to the east of the Wal-Mart Supercenter at the intersection of Highway 123 and State Highway 466.

   The purchase of the property was unanimously approved by our board of directors, including our independent directors.

   The property has 10 tenant spaces with 7 of those parcels being leased by national tenants, including Dollar Tree, Bally's, Great Clips, Friedman's, Bath & Body Works, Cato and H&R Block, which collectively lease approximately 17,150 of the 21,455 square feet. As of November 17, 2000, the shopping center was 100% occupied. The following table provides certain information with respect to the leases at this property with these tenants.

                             Rentable                  Current Base  Rent per
          Lessee            Square Feet   Lease Ends   Annual Rent  Square Foot
          ------            ----------- -------------- ------------ -----------
Dollar Tree................    4,200     October, 2004   $44,100      $10.50
Sally Beauty...............    1,400     October, 2004   $14,910      $10.65
Great Clips................    1,400    November, 2004   $19,600      $14.00
Tanning Salon..............    1,400    November, 2004   $19,600      $14.00
Friedman's Jewelers........    1,400    November, 2002   $20,650      $14.75
Premier Communications.....    1,505     October, 2002   $13,125      $12.50
Bath & Body Works..........    2,450     January, 2010   $26,950      $11.00
Cato.......................    3,640     January, 2004   $35,490      $ 9.75
H & R Block................    2,660    December, 2005   $37,240      $14.00
Cigarettes Cheaper.........    1,400        July, 2003   $22,400      $16.00

   The following table provides certain information with respect to lease expirations over the next 10 years at this shopping center.

                                     Rentable                       Percent of Total       Percent of Gross
                          Number of Sq. Ft. of    Base Annual     Building Rentable Sq.    Annual Base Rent
                           Leases    Expiring       Rent of        Ft. Represented by       Represented by
Year Ending December 31,  Expiring    Leases   Expiring Leases(1)  Expiring Leases (%)  Expiring Leases (%)(1)
------------------------  --------- ---------- ------------------ --------------------- ----------------------
2000....................       0           0        $   0.00                 0%                    0%
2001....................       0           0        $   0.00                 0%                    0%
2002....................       2       2,905        $ 33,775                14%                   13%
2003....................       1       1,400        $ 22,400                 7%                    9%
2004....................       5      12,040        $133,700                57%                   53%
2005....................       1       2,660        $ 37,240                13%                   15%
2006....................       0           0        $   0.00                 0%                    0%
2007....................       0           0        $   0.00                 0%                    0%
2008....................       0           0        $   0.00                 0%                    0%
2009....................       0           0        $   0.00                 0%                    0%
2010....................       1       2,450        $ 26,950                12%                   11%

--------
(1) These amounts are based on the respective property's current base annual rent, which may increase under the terms of the lease applicable to the respective property.

   We do not anticipate making any additional significant repairs or improvements to this property over the next few years. However, if we were to make any repairs, all of the tenants would be obligated to pay for such improvements under the provisions of their respective leases.

   For federal income tax purposes, our depreciable basis in this property will be approximately $512,824. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements on estimated useful lives of 40 and 15 years, respectively. The real estate tax rate for the year ended December 31, 1999 was approximately
 .3823% and real estate taxes on the property were approximately $2,246. The property was assessed as land only in 1999. We estimate that the taxes will be approximately $62,842.50 based on a tax rate of 2.417%.

   We have retained Triple Net Properties Realty, Inc. to provide supervisory management services at the property. We will pay Triple Net Properties Realty, Inc. a property management fee equal to 5% of gross income from the property (currently $1,290 per month based on current gross income at the property). Under the terms of a sub-management agreement, Triple Net Properties Realty, Inc. has retained Trammell Crow Company to provide local management services, including leasing and managing the property. Triple Net Properties Realty, Inc. will pay Trammell Crow a property management fee equal to 3.5% of gross income from the property. Trammell Crow is not affiliated with our company or our advisor.

Fees Paid in Connection with the Acquisition of Seguin Corners

 Acquisition Expenses

   We will reimburse our advisor for costs and expenses of selecting, evaluating and acquiring properties, whether or not actually acquired, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos audits, travel and communication expenses, nonrefundable option payments on properties not acquired and other related expenses payable to our advisor and its affiliates. As November 17, 2000, we had incurred $3,185 in acquisition fees payable to our advisor.

 Property Management Fee

   We will pay Triple Net Properties Realty, Inc. a property management fee equal to 5% of the gross income from the Seguin Corners Shopping Center. This fee will be paid monthly. As of November 17, 2000, we had not incurred any property management fees.

 Real Estate Commission

   The seller of the Seguin Corners Shopping Center paid a real estate commission of $150,000 to Triple Net Properties Realty, Inc.

 Compensation for Services

   We will pay our advisor or an affiliate of our advisor for other property-level services, including leasing fees, construction management fees, loan origination and servicing fees, property tax reduction fees and risk management fees. Such compensation will not exceed the amount which would be paid to unaffiliated third parties providing such services. As of November 17, 2000, we had not incurred any fees for such services.

 Reimbursable Expenses

   We will reimburse our advisor for:

  . the cost to our advisor or its affiliates of goods and services used for and by us and obtained from unaffiliated parties; and

  . administrative services related to such goods and services limited to ministerial services such as typing, record keeping, preparing and disseminating company reports, preparing and maintaining records regarding shareholders, record keeping and administration of our dividend reinvestment program, preparing and disseminating responses to shareholder inquiries and other communications with shareholders and any other record keeping required.

   As of November 17, 2000, we had not incurred any reimbursable expenses payable to our advisor.

Seguin, Texas

   Seguin, Texas is a suburb of San Antonio, Texas, which is strategically located in South Central Texas on Interstate Highway 10. San Antonio, the tenth largest city in the United States, is thirty minutes west of Seguin via IH-10. Austin, the state capital, is conveniently accessible 50 miles to the north by State Highway 123 and Interstate Highway 35. The ports of Houston and Corpus Christi are nearly equal distance from Seguin. The population of Seguin is approximately 30,000 and includes a diverse work force. Major employers for the area include Motorola, the Seguin ISD, Structural Metals, Tyson Foods, HEB Food Stores and The Guadalupe Valley Hospital.

   Seguin serves as a secondary market to the San Antonio MSA. Seguin has experienced moderate growth over the past couple of years while the majority of the growth has occurred outside the city limits. The four dominant shopping centers in the area are King Plaza, Plaza del Rey, the Wal-Mart supercenter and Seguin Corners. Because we are acquiring two of the four dominant shopping centers, we will compete with ourselves for tenants.

Potential Property Acquisitions

   We currently are considering several potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

  . our receipt of a satisfactory environmental survey and property appraisal for each property;

  . no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

  . our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

   There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that we will acquire any additional properties.